SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

PIPELINE DATA INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

724059-10-0

(CUSIP Number)

H. Timothy Gillis
Akerman Senterfitt
50 N. Laura St., Ste. 2500
Jacksonville, FL 32202
(904) 798-3700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 17, 2009

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 724059-10-0	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pipeline Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 123,837,899 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 123,837,899 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,837,899 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 724059-10-0	13D	Page 3 of 7 Pages

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D relates to the common stock of Pipeline Holdings Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 1599 Washington Street, Suite 1D, Braintree, MA 02184.

ITEM 2. IDENTITY AND BACKGROUND.

(a)
This statement is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by Pipeline Holdings, LLC, a Delaware limited liability company, whose business address is One North Clematis Street, Suite 300, West Palm Beach, FL 33401.

During the last five years, Pipeline Holdings, LLC has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

(b)	Pipeline Holdings, LLC is owned by Peter J. Kight, Randal A. McCoy and ComVest Pipeline Holdings, LLC.

(i)	Peter J. Kight’s business address is 4411 East Jones Bridge Road, Norcross, GA 30092. Mr. Kight is a Director of the Issuer.

During the last five years, Peter J. Kight has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Peter J. Kight is a U.S. citizen.

(ii)	Randal A. McCoy’s business address is 4400 North Point Parkway, Alpharetta, GA 30022. Mr. McCoy is the Chief Executive Office and a Director of the Issuer.

During the last five years, Randal A. McCoy has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Randal A. McCoy is a U.S. citizen.

(iii)
ComVest Pipeline Holdings, a Delaware limited liability company, whose business address is One North Clematis Street, Suite 300, West Palm Beach, FL 33401, is the sole manager of Pipeline Holdings, LLC.

During the last five years, ComVest Pipeline Holdings, LLC has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 724059-10-0	13D	Page 4 of 7 Pages

(c)
ComVest Pipeline Holdings, LLC is wholly owned and managed by ComVest Investment Partners III, L.P., a Delaware limited partnership, whose business address is One North Clematis Street, Suite 300, West Palm Beach, FL 33401.

During the last five years, ComVest Investment Partners III, L.P. has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

(d)
ComVest Investment Partners III, L.P. is controlled by its general partner, ComVest III Partners, LLC, a Florida limited liability company, whose business address is One North Clematis Street, Suite 300, West Palm Beach, FL 33401.

During the last five years, ComVest III Partners, LLC has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

(e)	ComVest III Partners, LLC is managed by Michael S. Falk and Robert L. Priddy.

(i)	Michael S. Falk’s business address is One North Clematis Street, Suite 300, West Palm Beach, FL 33401. Mr. Falk is a Manager of ComVest III Partners, LLC.

During the last five years, Michael S. Falk has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Michael S. Falk is a U.S. citizen.

(ii)	Robert L. Priddy business address is One North Clematis Street, Suite 300, West Palm Beach, FL 33401. Mr. Priddy is a Manager of ComVest III Partners, LLC.

During the last five years, Robert L. Priddy has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Robert L. Priddy is a U.S. citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Pipeline Holdings, LLC acquired funds in the amount of $15,000,000 to make all acquisitions of Common Stock and Series A Preferred stock currently owned by it via capital contributions by the members of Pipeline Holdings, LLC as follows:  (a) $11,700,000 by ComVest Pipeline Holdings, LLC; (b) $3,000,000 by Peter J. Kight; and (c) $300,000 by Randal A. McCoy.

CUSIP No. 724059-10-0	13D	Page 5 of 7 Pages

ITEM 4. PURPOSE OF TRANSACTION.

Pipeline Holdings, LLC acquired the shares of the Issuer for investment purposes but may transfer or sell the shares as necessary. Item 6 below further describes the transaction in which Pipeline Holdings, LLC may acquire additional shares of the Company’s preferred stock.

Except as otherwise set forth below, Pipeline Holdings, LLC has no present intent to take any action that would result in:

(a)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any subsidiary thereof;

(b)	a sale or transfer of a material amount of assets of the Issuer or any subsidiary thereof;

(c)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(d)	any material change in the present capitalization or dividend policy of the Issuer;

(e)	any other material change in the Company’s business or corporate structure;

(f)	changes in the Company’s charter, bylaws, or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person;

(g)	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on NASDAQ;

(h)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(i)	any action similar to any of those enumerated above.

Notwithstanding the foregoing, Pipeline Holdings, LLC intends to vote its shares of the Issuer to cause the Issuer to amend its Certificate of Incorporate to authorize issuance of voting preferred stock.  Thereafter, Pipeline Holdings, LLC intends to exchange all of the common stock contemplated in this Schedule 13D as well as all Series A Preferred stock of the Issuer held by Pipeline Holdings, LLC for 5,000,000 shares of Series B Convertible Preferred Stock.

Pipeline Holdings, LLC will continue to review its investment in the Issuer and reserves the right to change its intentions with respect to any or all matters discussed above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)
As of February 17, 2009, Pipeline Holdings, LLC beneficially owned 123,837,899 shares of the Company’s common stock, which represented 76.0% of the class and is the record holder of 123,837,899 shares of the Company’s common stock, which represented 76.0% of the class.

Type of Security	Amount Beneficially Owned as of 2/17/2009
Common Stock	123,837,899
Total	123,837,899

(b)	Pipeline Holdings, LLC had the sole power to vote and dispose of all shares of the Company’s stock held by it.

CUSIP No. 724059-10-0	13D	Page 6 of 7 Pages

(c)	Pipeline Holdings, LLC did not effect a transaction in the Company’s common stock during the last sixty days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares beneficially owned by Pipeline Holdings, LLC.

(e)	Pipeline Holdings, LLC continues to be the beneficial owner of more than five percent of the outstanding common stock of the Company.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Upon the amendment of the Issuer’s Certificate of Incorporation to authorize voting preferred stock, Pipeline Holdings, LLC is entitled to exchange all of the common stock discussed in this Schedule 13D as well as all of the Series A Preferred stock owned by it for 5,000,000 shares of Class B Convertible Preferred Stock.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

CUSIP No. 724059-10-0	13D	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 21, 2009

PIPELINE HOLDINGS, LLC,
a Delaware limited liability company

By its Manager:

COMVEST PIPELINE HOLDINGS, LLC,
a Delaware limited liability company

By its sole member:

COMVEST INVESTMENT PARTNERS III, L.P.,
a Florida limited partnership

By its General Partner:

COMVEST III PARTNERS, LLC,
a Florida limited liability company

By: /s/ Michael S. Falk
Michael S. Falk, Manager

By: /s/ Robert L. Priddy
Robert L. Priddy, Manager